FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 26, 2020	By...../s/........ Sachiho Tanino.........................
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Revision to Consolidated Results Forecast and Dividend Forecast

October 26, 2020

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First section) and other Stock Exchanges
Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Revision to Consolidated Results Forecast and Dividend Forecast

At a Board of Directors meeting held on October 26, 2020, Canon Inc. (the “Company”) revised its consolidated results forecast for the fiscal year ending December 31, 2020, which was announced on July 28, 2020.

Additionally, the Company passed a resolution regarding its year-end dividend forecast for the fiscal year ending December 31, 2020.

Both are described as follows.

1	Consolidated Results Forecast

1.1	Consolidated Results Forecast for the Fiscal Year Ending December 31, 2020

	Millions of yen (except per share amounts)

	Net sales	Operating profit	Income before income taxes	Net income attributable to Canon Inc.	Net income per share (Yen)
Previous forecast	3,080,000	45,000	70,000	43,000	40.96
Revised forecast	3,140,000	64,000	86,000	52,000	49.53
Change	60,000	19,000	16,000	9,000	8.57
Percent change	1.9%	42.2%	22.9%	20.9%	20.9%
For reference, Fiscal 2019	3,593,299	174,667	195,740	125,105	116.93

1.2	Reason for Revision

The Company revised its consolidated results forecast to reflect a faster-than-expected recovery from the slowdown in economic activity associated with COVID-19, and strong third-quarter sales of new mirrorless cameras and inkjet printers that capture home demand.

2	Dividend Forecast Details

2.1	Basic Policy Regarding the Distribution of Profits and Dividend Forecast for the Fiscal Year Ending December 31, 2020

The Company’s basic policy is to provide a stable and active return to shareholders with a focus on dividends, comprehensively taking into consideration not only the Company’s medium-term profit outlook, but also other factors such as future investment plans and cash flow. As securing sufficient funds is a current priority, the Company plans to pay 40 yen per share as a year-end dividend, which is the same as its interim dividend.

2.2	Dividend Forecast Details

Dividend per share (yen)
	Interim	Year-end	Total
Previous projection		Undetermined	Undetermined
Current projection		40 yen	80 yen
Actual	40 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2019)	80 yen	80 yen	160 yen

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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